EXHIBIT 2.2

DELOITTE &
 TOUCHE LLP
-----------
     [logo]
               _____________________________________________________
               US HEALTHDATA INTERCHANGE, INC.
               (A WHOLLY OWNED SUBSIDIARY OF
               AVATEX CORPORATION)

               FINANCIAL STATEMENTS
               YEARS ENDED MARCH 31, 1997 AND 1996, AND
               INDEPENDENT AUDITORS' REPORT

---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
---------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 US HealthData Interchange, Inc.:

We have audited the accompanying balance sheets of US HealthData Interchange, Inc. (the "Company") as of March 31, 1997 and 1996, and the related statements of operations and retained deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company's recurring losses from operations and the accumulated retained deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ DELOITTE & TOUCHE LLP


Dallas, Texas
July 8, 1997



                         US HEALTHDATA INTERCHANGE, INC.
                (A Wholly Owned Subsidiary of Avatex Corporation)

                                 BALANCE SHEETS

                                                       MARCH 31,     MARCH 31,
                                                          1997          1996
-------------------------------------------------------------------------------
ASSETS
Current assets:
   Receivables, principally trade, net of allowance
     for possible losses of $109,900 in 1997 and
     $51,900 in 1996                                   $   409,200   $   301,600
   Other current assets                                      9,300         5,100
--------------------------------------------------------------------------------
Total current assets                                       418,500       306,700

Property, plant and equipment                            3,255,200     2,684,300
   Less allowance for depreciation and amortization        643,100        66,900
--------------------------------------------------------------------------------
Net property, plant and equipment                        2,612,100     2,617,400
--------------------------------------------------------------------------------

Other assets:
   Other intangible assets, net of accumulated amortization
     of $48,300 in 1996                                       -          499,000
   Other receivable                                        297,700          -
   Deferred tax asset, net of valuation allowance             -             -
--------------------------------------------------------------------------------
Total other assets                                         297,700       499,000
--------------------------------------------------------------------------------
Total assets                                            $3,328,300    $3,423,100
================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable                                     $   12,800    $     -
   Other accrued liabilities                               247,000       209,400
   Salaries, wages and employee benefits                    27,400        30,000
   Other accrued taxes                                      11,100         8,400
--------------------------------------------------------------------------------
Total current liabilities                                  298,300       247,800

Stockholders equity:
   Common stock, $.01 par value; authorized
     and issued, 1,000 shares                                  -            -
   Capital in excess of par value                       12,487,400     8,948,200
   Retained deficit                                     (9,457,400)   (5,772,900)
--------------------------------------------------------------------------------
Total stockholder's equity                               3,030,000     3,175,300
--------------------------------------------------------------------------------
Total liabilities and stockholder's equity              $3,328,300    $3,423,100
================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                         US HEALTHDATA INTERCHANGE, INC.
               (A Wholly Owned Subisidiary of Avatex Corporation)

                  STATEMENTS OF OPERATIONS AND RETAINED DEFICIT

                                                  FOR THE YEARS ENDED MARCH 31,
                                                       1997         1996
-------------------------------------------------------------------------------
Revenues                                         $ 1,392,600    $   776,000
Operating costs:
   Cost of goods sold                                155,600        135,100
   Selling, general and administrative             3,621,000      5,507,800
   Depreciation and amortization                   1,244,100        102,200
-------------------------------------------------------------------------------
Operating loss                                    (3,628,100     (4,969,100)

Loss on disposal of fixed assets                     (56,400)          -
Income tax provision (benefit)                          -              -
-------------------------------------------------------------------------------
Net loss                                          (3,684,500)    (4,969,100)
-------------------------------------------------------------------------------

Retained deficit, beginning of year               (5,772,900)      (803,800)
-------------------------------------------------------------------------------

Retained deficit, end of year                    $(9,457,400)   $(5,772,900)
===============================================================================



SEE NOTES TO FINANCIAL STATEMENTS.

                         US HEALTHDATA INTERCHANGE, INC.
                (A WHOLLY OWNED SUBSIDIARY OF AVATEX CORPORATION)

                            STATEMENTS OF CASH FLOWS


                                                   FOR THE YEARS ENDED MARCH 31,
                                                            1997         1996
-------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                            $(3,684,500) $(4,969,100)
   Adjustments to reconcile net loss to net cash
      provided (used) by operating activities:
         Depreciation and amortization                   1,244,100      102,200
         Loss on disposal of fixed assets                   56,400         -
         Provision for losses on accounts receivable       247,000       78,700
   Cash provided (used) by working capital items:
      Receivables                                         (354,600)    (256,400)
      Other assets                                          (4,200)      (5,100)
      Accounts payable and accrued liabilities             (10,600)     187,600
   Intangible assets                                          -         (42,900)
   Prepaid commissions                                    (397,700)        -
   Deferred tax asset, net of valuation allowance             -            -
-------------------------------------------------------------------------------
Net cash used by operating activities                   (2,904,100)  (4,905,000)
-------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of property, plant and equipment              (635,100)  (2,599,600)
-------------------------------------------------------------------------------
Net cash used by investing activities                     (635,100)  (2,599,600)
-------------------------------------------------------------------------------
Cash flows from financing activities:
   Contribution of capital by Avatex Corporation         3,539,200    7,504,600
-------------------------------------------------------------------------------
Net cash provided by financing activities                3,539,200    7,504,600
-------------------------------------------------------------------------------
Net increase (decrease) in cash and
   short-term investments                                     -            -
Cash and short-term investments, beginning of period          -            -
-------------------------------------------------------------------------------
Cash and short-term investments, end of period         $      -     $      -
===============================================================================



SEE NOTES TO FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS
                         US HEALTHDATA INTERCHANGE, INC.
                (A WHOLLY OWNED SUBSIDIARY OF AVATEX CORPORATION)
                     FOR THE TWO YEARS ENDED MARCH 31, 1997



NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Description of Business: US HealthData Interchange, Inc. (the "Company"), an indirect wholly owned subsidiary of Avatex Corporation ("Avatex"), is a medical claims processor offering its services throughout the United States.

Basis of Presentation: The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during such reporting periods. Actual results could differ from these estimates. See Note H concerning future liquidity and going concern discussion.

Avatex or its subsidiaries have provided various services to the Company since its inception. Avatex did not allocate all of the costs of these services to the Company. Services which were not billed to the Company included, among other things, legal, human resources, accounting and management services.

The Company does not maintain its own cash account. All cash requirements were funded by Avatex or one of its subsidiaries. Avatex did not charge the Company for use of these funds; accordingly, net intercompany transactions have been reflected as capital contributions.

Income Tax Provision: The Company files a consolidated federal income tax return with Avatex. There is no formal tax sharing agreement between the Company and Avatex. The Company provides for current and deferred income taxes on its financial statements as if it filed a separate return. Deferred income taxes are established for temporary differences between financial statement carrying amounts and the taxable basis of assets and liabilities using rates currently in effect. A valuation allowance is established for any portion of the deferred tax asset for which realization is not likely.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The cost of maintenance and repairs is charged against results of operations as incurred. Depreciation of property and equipment is provided using the straight-line method at rates designed to distribute the cost of properties over their estimated service lives. Amortization of leasehold improvements is included in depreciation and amortization and is based on the lesser of the term of the lease or the asset's estimated useful life.

Capitalization of Software Costs: The Company capitalizes software that is developed or substantially modified internally. Capitalization of these internal projects begins after technological feasibility has been established and ends when testing on the project is completed. Direct expenses, including allocation of salaries of employees working directly on the project, are capitalized. Routine upgrades, modifications and maintenance are expensed as incurred.

Insurance Programs: The Company is insured through policies written for Avatex or its subsidiaries. The Company is allocated a portion of insurance premiums or, for those coverages for which Avatex is self-insured, a portion of the estimated claims to be incurred.

Intangible Assets: Intangible assets consisted of customer lists and deferred costs related to a new business contract (see Note B). These assets are amortized over their useful lives ranging from 5 to 15 years. The Company periodically reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Based on the operating results to date and the expected operating results for the next fiscal year, during fiscal 1997, the Company wrote off the remaining intangible assets related to customer lists due to the uncertainty surrounding its recovery. See Note B concerning the write-off of the deferred costs.

Amounts have been rounded to the nearest $100 in the financial statements.

NOTE B - RECEIVABLES AND CONCENTRATION OF CREDIT RISK

The Company entered into a five-year agreement in March 1996 with a computer software company (the "Software Company"), which provided that, in exchange for $300,000 representing an advance on commissions the Company would pay for use of one of the Software Company's products, the Company would be the exclusive processor for all transactions generated by such Software Company's product. Under the agreement, if by April 30, 1998, the commissions actually earned by the Software Company are insufficient to offset the advance, then the Software Company will owe the Company 120% of any unearned commissions. The Company reflected the advance as other receivables on the balance sheet at March 31, 1997. There is a security agreement that provides collateral for the receivable. In addition, the Software Company is prohibited from making certain payments, including dividends to its stockholders, without approval of the Company. The Company paid a finders fee to an investment banker in connection with the contract. The unamortized portion of the fee was written off in 1997 since the earnings from the business generated through the Software Company were not expected to be adequate to recover this intangible asset.

Trade receivables subject the Company to a concentration of credit risk with customers in the medical sector. This risk is increased due to the fact that in 1997, five customers made up 60% of total sales. (The Prudential Insurance Company and Aetna Life Insurance Company are approximately 34% and 12%, respectively, of total sales.) The Company performs ongoing credit evaluation of its customers' financial condition and maintains reserves for potential credit losses. The valuation allowance of $109,900 represents management's best estimate of potential credit losses. Actual credit losses may differ from these estimated amounts. Generally, the Company requires no collateral from its customers.

NOTE C - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

--------------------------------------------------------------------------------
                                                       MARCH 31,      MARCH 31,
                                                         1997            1996
--------------------------------------------------------------------------------
Equipment and furniture                               $  537,700     $  349,300
Software                                               2,098,900        100,000
Leasehold improvements                                    71,000         71,000
Construction in progress                                 547,600      2,164,000
--------------------------------------------------------------------------------
                                                      $3,255,200     $2,684,300
--------------------------------------------------------------------------------

NOTE D - INCOME TAXES

There was no provision or benefit from income taxes during the periods presented. The difference between the benefit computed by applying the statutory federal income tax rate to loss from operations and the actual amounts recorded was as follows:

--------------------------------------------------------------------------------
                                                       MARCH 31,      MARCH 31,
                                                         1997            1996
--------------------------------------------------------------------------------
Statutory rate applied to pretax loss               $(1,289,600)    $(1,739,200)
State income taxes                                     (167,600)       (226,100)
Change in deferred tax valuation allowance            1,457,200       1,965,300
--------------------------------------------------------------------------------
                                                    $         -     $         -
--------------------------------------------------------------------------------


The Company's current and noncurrent deferred taxes consisted of the following temporary differences and net operating losses, at the statutory rate, and valuation allowance:

--------------------------------------------------------------------------------
                                                         1997            1996
                                                    DEFERRED TAX    DEFERRED TAX
                                                       ASSETS          ASSETS
--------------------------------------------------------------------------------

Net operating losses                                $ 3,457,700     $ 2,208,100
Depreciation and amortization                           239,300          54,600
Reserves                                                 43,400          20,500
--------------------------------------------------------------------------------
Total deferred tax assets                             3,740,400       2,283,200
Valuation allowance on deferred tax assets           (3,740,400)     (2,283,200)
--------------------------------------------------------------------------------
Net deferred tax assets                             $         -     $         -
--------------------------------------------------------------------------------


The net change in the valuation allowance during 1997 was an increase of $1,457,200.

At March 31, 1997, the Company had, for federal income tax purposes, operating loss carryforwards of approximately $7.0 million, which will expire as follows:
2011 - $3.8 million and 2012 - $3.2 million. Since the Company joins in the filing of a consolidated federal income tax return with Avatex, the net operating losses may be used by Avatex or otherwise may not be available to the Company. In addition, the Company presently believes that it is more likely than not that the federal consolidated filing group will not be able to utilize the loss carryforwards prior to their expiration. As a result, the Company has a valuation allowance equal to the amount of its deferred tax assets. No income taxes were paid during either period presented.

NOTE E - RETIREMENT PLANS

The Company did not maintain a retirement plan for its employees. It did participate in a 401(k) plan sponsored by a subsidiary of Avatex until November 1996. The Company made payments of approximately $13,900 for fiscal year 1997 and $18,500 for fiscal year 1996 to the subsidiary of Avatex to reimburse that unit for the employer's matching contributions to the plan. Effective April 1, 1997, all employees of the Company were eligible to participate in a new 401(k) plan established by Avatex.


NOTE F - COMMITMENTS AND CONTINGENCIES

The Corporation leases its office space through a noncancelable operating lease. Rental expense under the operating lease totaled $255,200 in fiscal year 1997 and $292,800 in fiscal year 1996. The lease calls for monthly payments of $15,000 and has an expiration date of October 31, 1997. Avatex or one of its subsidiaries leased equipment that supplied telephone, copier and other services to the Company.


NOTE G - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of accounts receivable, notes receivable, accounts payable and other accrued liabilities are reasonable estimates of their fair value. The estimated value of these financial instruments has been determined by the Company based on available market information and appropriate valuation methodologies. The fair value estimates were based on pertinent information available to the Company on March 31, 1997 and 1996. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.


NOTE H - LIQUIDITY

During the last quarter of fiscal 1997, Avatex decided to sell or otherwise dispose of the Company and has accounted for the Company as a discontinued operation. In connection with this decision, Avatex is currently in discussion with other companies about the possible sale of the Company.

The consolidated financial statements have been prepared on a going-concern basis. The Company's recurring losses from operations and the accumulated retained deficit raise substantial doubt about its ability to continue as a going concern. However, management believes that Avatex will continue to fund operations until such time as the Company generates sufficient capital to fund its own operations or is sold or otherwise disposed of.



                                     ******